Our partnership agreement includes exclusive forum, venue and jurisdiction provisions and a waiver of the right to a jury trial. By purchasing a common unit, a limited partner is irrevocably consenting to these provisions regarding claims, suits, actions or proceedings, submitting to the exclusive jurisdiction of Delaware courts and waiving a right to a jury trial. Our partnership agreement also provides that any unitholder bringing an unsuccessful action will be obligated to reimburse us for any costs we have incurred in connection with such unsuccessful action.

Our partnership agreement is governed by Delaware law. Our partnership agreement includes exclusive forum, venue and jurisdiction provisions designating Delaware courts as the exclusive venue for most claims, suits, actions and proceedings involving us or our officers, directors and employees. In addition, if any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding. Our partnership agreement also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions and proceedings. Please read "Our Partnership Agreement – Exclusive Forum." By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of Delaware courts. If a dispute were to arise between a limited partner and us or our officers, directors or employees, the limited partner may be required to pursue its legal remedies in Delaware which may be an inconvenient or distant location and which is considered to be a more corporate-friendly environment. These provisions may have the effect of discouraging lawsuits against us and our general partner's directors and officers.

We will incur increased costs as a result of being a publicly traded partnership, including the cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements.

As a result of the completion of this offering, we will become a publicly traded partnership and be subject to additional reporting requirements. We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act and related rules implemented by the SEC and NASDAQ have mandated changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make our activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and possibly to result in our general partner having to accept reduced policy limits and coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers.

Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management's attention from our operations.

We have estimated $1.8 million of incremental annual costs associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus subject to an annual cap for up to five years following the completion of this offering. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

- a current list of the name and last known address of each record holder;

- copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

- certain information regarding the status of our business and financial condition.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates (other than individuals) or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

Exclusive Forum

Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any of our, or our general partner's, directors, officers, or other employees, or owed by our general partner, to us or our partners, (4) asserting a claim against us arising pursuant to any provision of the Delaware Act or (5) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

If any person brings any of the aforementioned claims, suits, actions or proceedings and such person does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such person shall be obligated to reimburse us and our affiliates for all fees, costs and expenses of every kind and description, including but not limited to all reasonable attorneys' fees and other litigation expenses, that the parties may incur in connection with such claim, suit, action or proceeding.

Additionally, any person who brings any of the aforementioned claims, suits, actions or proceedings irrevocably waives a right to trial by jury.

By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other court) in connection with any such claims, suits, actions or proceedings.

1. Adjustments to the Pro Forma Combined Balance Sheet (Continued)

and tenant relationship is amortized to expense over the estimated period the tenant is expected to be leasing the site under the existing terms which typically range from 2 to 20 years.

In allocating the purchase consideration of the identified intangible assets and liabilities of an acquired asset, above market and below market lease values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) management's estimate of fair market lease rates for the corresponding in place leases measured over the estimated period the tenant is expected to be leasing the site under the above or below market terms.

We adjusted the deferred rent asset to reflect the change in the holding period of Landmark in certain leases due to the change in control in December 2012. The Predecessor recognizes rental income under operating leases, including rental abatements, lease incentives and contractual fixed increases, if any, from tenants under lease arrangements with minimum fixed and determinable increases on a straight line basis over the non-cancellable term of the related leases when collectability is reasonably assured. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are recorded as deferred rent assets.

(C) As a result of the transfer of the investments in receivables from the Contributing Landmark Funds to the Partnership, which met the conditions to be accounted for as a sale in accordance with ASC 860, *Transfers and Servicing*, an adjustment was made to record the investments in receivables at their estimated fair values as of September 30, 2014.

(D) Reflects the sale of 3,000,000 common units, net of underwriting discounts and commissions, the structuring fee and offering expenses of approximately $9,200,000, in this offering based on an assumed offering price of $20.00 per unit, including $347,807 in offering expenses that have previously been paid by us with funds advanced by and to be reimbursed to Landmark, charged against the offering proceeds upon completion of this offering, other adjustments including $2,500,000 of fees and expenses associated with the new credit facility and $2,174,967 related to October 2014 borrowings under the secured debt facility, additional working capital adjustment of $700,562 in prepaid rents due from the contributing Landmark Funds, and the sale of 2,066,995 subordinated units to Landmark at the assumed initial offering price of $20.00 per unit, as follows:

Gross proceeds from offering	$60,000,000
Gross proceeds from sale of subordinated units to Landmark	41,339,900
Less:	
Underwriting discounts, commissions, structuring fee and offering expenses applicable to the gross proceeds from this offering	(9,200,000)
Available proceeds	92,139,900
Distribution to Contributing Landmark Funds	(70,614,039)
Other adjustments	(4,674,967)
Working capital adjustments	352,755
Offering and financing pro forma equity adjustment	$17,203,649

1. Adjustments to the Pro Forma Combined Balance Sheet (Continued)

(E) As consideration for the contributions of assets by the Contributing Landmark Funds, the Contributing Landmark Funds will receive 1,702,665 common units, 1,068,114 subordinated units and a cash distribution of approximately $70.6 million, net of $2.5 million of fees and expenses associated with the new credit facility and $2.2 million related to October 2014 borrowings under the secured debt facility.

(F) In connection with this offering and the formation transactions we will amend and restate the secured credit facilities as a new revolving credit facility providing for borrowings of up to $190.0 million under which $75.0 million will be outstanding at the closing of this offering. For purposes of this presentation, $2.5 million of the proceeds from the transactions have been applied to the payment of fees and expenses associated with the new revolving credit facility. These fees and expenses will be amortized over the term of the new revolving credit facility. A 0.125% increase or decrease in the interest rate on the new debt would increase (decrease) interest expense on a pro forma basis by $70,313 and $93,750 for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively.

(G) The secured debt facilities will be amended and restated as a new revolving credit facility and proceeds received from the offering and the sale of our subordinated units will be used to reduce the outstanding amount to $75.0 million.

2. Adjustments to the Pro Forma Combined Statement of Operations

The adjustments to the pro forma statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 are as follows:

(AA) Reflects the historical combined statements of operations of the Contributing Landmark Funds for the nine months ended September 30, 2014 and the year ended December 31, 2013.

(BB) Reflects the amortization of above-market, below-market and in-place lease intangibles and real property interests associated with the step up in basis due to the change in control of Landmark that occurred in December 2012 as discussed above. Additionally reflects an impairment of certain real property interests and related intangible assets that were determined to be impaired in 2013, subsequent to the application of the push down accounting in 2012.

(CC) Reflects the elimination of interest expense associated with the prior secured debt facilities and includes $2,115,000 and $2,820,000 of interest associated with amounts outstanding under our new revolving credit facility for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively.

(DD) The pro forma combined financial statements do not give effect to general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership, including, but not limited to, an allocation of expenses of our general partner under the omnibus agreement, board of directors' fees of our general partner, directors' and officers' insurance, Sarbanes-Oxley Act of 2002 compliance costs, SEC reporting expenses and incremental audit and tax fees. We estimate that these costs could result in incremental general and administrative expenses of approximately $1.8 million per year. Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services, including for certain executive management services by certain officers of our general partner and compensation expense for all employees required to